Exhibit 4.2

Amended and Restated

Royal Bank of Canada

US Wealth Accumulation Plan

And Prospectus

The date of this document is January 1, 2020

This document constitutes part of

a prospectus covering securities

that have been registered under

The Securities Act of 1933

RBC U.S.A. Holdco. Corporation

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TABLE OF CONTENTS

(continued)

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SECTION 1

INTRODUCTION

1.1 General Nature and Purpose of the Plan. The Royal Bank of Canada US Wealth Accumulation Plan (the “Plan”) is a nonqualified deferred compensation plan under which a select group of management or highly compensated employees of the Royal Bank of Canada (the “Company”) and its Participating Subsidiaries (collectively, the “Employers”) may defer receipt of a portion of their compensation until specific in-service or post-employment distribution dates. This Plan is a restatement of the US Wealth Accumulation Plan, first effective January 1, 2012, and it was restated effective January 1, 2016, and this restatement is effective from and after January 1, 2020.

1.2 Definitions.

“Account Balance” means, for any given date, a Participant’s Voluntary Deferred Compensation and Company Contributions, plus or minus the hypothetical investment performance thereon.

“Adverse Benefit Determination” means a claim for benefits by a Participant, beneficiary or personal representative that has been denied in whole or in part.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Business” means the chief officer and/or operating committee of any Participating Subsidiary.

“Cause” means the occurrence of any one of the following: (a) any willful or intentional failure by the Employee to comply with any written Employer policy, rule or code, including but not limited to an Employer’s Code of Conduct or Code of Ethics, as applicable, that results in material harm to the business or financial interests of an Employer; (b) conviction of, or plea of guilty or nolo contendere to, any act constituting a felony (or its equivalent in any non-United States jurisdiction), or any crime involving theft, fraud or embezzlement, dishonesty, breach of trust, misrepresentation or moral turpitude or unethical business conduct involving the business of the Employer or an Affiliate; (c) violation of any rule or regulation of any self-regulatory agency with which the Employee is licensed, which materially affects the business operations of the Employer or an Affiliate, regardless of whether such agency takes disciplinary action against the Employee; (d) the suspension or revocation of any license necessary to perform in the occupation for which Employee was hired, or the commission of any action that would cause Employee to become unbondable; (e) any willful or intentional unauthorized disclosure or use of confidential information which results in material harm to the Employer’s business or financial interests; or (f) any other willful or intentional act by the Employee that materially injures the reputation of an Employer or otherwise materially and adversely affects the business or financial interests of an Employer; provided, however, that in the event an Employee is party to an employment agreement with an Employer that contains a different definition of Cause, the definition of Cause contained in such employment agreement will be controlling.

“Change in Control” means the Company’s sale of (a) at least 75% of the equity or (b) all or substantially all of the assets of a Participating Subsidiary to a person or entity (or a collection of Persons or entities acting as a group) that is not the Company, an Employer or an Affiliate of either. Notwithstanding the foregoing, a Change in Control will be deemed to have occurred only if such transaction meets the requirements of a “change in control” (as described in Treasury Regulation § 1.409A-3(i)(5)) with respect to the Participating Subsidiary.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and includes the regulations and guidance in effect thereunder.

“Committee” means the WAP Committee (or successor committee), and any person, entity or office to whom the Committee properly delegates any authority related to this Plan. The members of the Committee, if any, serve at the pleasure of the Company, which has the power to appoint and remove members from time to time.

“Company” means Royal Bank of Canada, a Schedule I bank under the Bank Act (Canada) with its corporate headquarters in Toronto, Ontario, Canada, and any successor or assign.

“Company Contribution” means a contribution by the Employers, as described in Section 2.3.

“Disability” means the Participant’s injury or illness that both (a) qualifies him or her for benefits under a long-term disability plan covering eligible employees of the Participant’s Employer and (b) causes the Participant to be absent from his or her employment with his or her Employer for a continuous period of not less than 12 months; provided, however, that solely for purposes of Section 4.2(a) of the Plan, the Company may, in its sole discretion, determine that a Participant has a Disability if his or her injury or illness both (a) qualifies him or her for benefits under a long-term disability plan covering eligible employees of the Participant’s Employer and (b) is expected to cause the Participant to be absent from his or her employment with his or her Employer for a continuous period of not less than 12 months. To be considered to have a Disability, the Participant must also have terminated from employment with the Employers and their Affiliates.

“Employee” means an individual classified as a common law employee by, and on the payroll of, an Employer.

“Employers” means the Company and Participating Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and includes the regulations and guidance in effect thereunder.

“FICA” means the Federal Insurance Contribution Act.

“Fiscal Year” means the Company’s accounting year, which begins each November 1 and ends each October 31.

“Fund Addition Date” means such times as interest or dividends are paid or other distributions are made in connection with a Mutual Fund or GAM Fund.

“GAM Funds” means the Company US Global Asset Management Funds as identified below, including any successor fund by virtue of a change in name, asset class and/or ticker symbol.

RBC Small Cap Core Fund Class R6	RBRCX
RBC Emerging Markets Equity Fund Class R6	RREMX
Access Capital Community Investment Fund Class I	ACCSX
RBC Short Duration Fixed Income Fund Class I	RSDIX
RBC Bluebay High Yield Bond Fund Class I	RGHYX

“GAM Fund Price” means, unless otherwise determined by the Committee, the daily reported closing price of an interest in, or units of, the GAM Funds.

“Gross Cash Compensation” has the meaning ascribed to “Recognized Compensation” under the Qualified Plan on the first day of each Plan Year to which an election to defer compensation relates. Gross Cash Compensation is Recognized Compensation that is earned by an Employee for services rendered during a Plan Year, and includes any amounts an Employee contributes to the Qualified Plan or an employer-sponsored cafeteria plan from his or her total compensation. Notwithstanding anything to the contrary, (i) if “Recognized Compensation” includes any distributions from deferred compensation plans, Gross Cash Compensation shall include such amounts only to the extent that any further deferral of such amounts into this Plan does not cause the imposition of an additional tax under Code Section 409A, (ii) Gross Cash Compensation shall exclude any “WAP Transition Payments,” “heritage transition payments” or other similar payments that would otherwise be included in “Recognized Compensation,” and (iii) Gross Cash Compensation earned for any payroll period that includes the last day of a calendar year, and for which payment is made after such last day of the calendar year in accordance with the Employer’s standard payroll practice, shall be treated as earned in the year of payment.

“In-Service Payment Date” means a distribution date, as elected by the Employee on his or her election, that occurs while the Participant is an Employee (or an employee of an Affiliate of the Employers).

“Measurement Year” means the period beginning each October 1 and ending each September 30.

“Mutual Funds” means any of the mutual funds that have been selected by the Committee, as supplemented, replaced or eliminated from time-to-time at the discretion of the Committee.

“Mutual Fund Price” means, unless otherwise determined by the Committee, the daily reported closing price of an interest in, or units of, the Mutual Funds.

“NYSE” means the New York Stock Exchange.

“Participant” means an individual who has an Account Balance.

“Participating Subsidiary” means a corporation, now or in the future, affiliated with the Company that adopts, or has adopted, the Plan. No corporation may become a Participating Subsidiary without prior consent of the Company. Such participation is subject to such limitations as the Company may impose and will cease upon a Change in Control of such Participating Subsidiary.

“Person” means any individual, sole proprietorship, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, institution, public benefit corporation, entity or government instrumentality, division, agency, body or department.

“Plan” means the Royal Bank of Canada US Wealth Accumulation Plan, as set forth in this document and as amended from time to time.

“Plan Interest Rate” means an interest rate determined from time to time by the Committee.

“Plan Obligor” means the party that is responsible for satisfaction of amounts payable to Participants.

“Plan Year” means, with respect to a particular year, the 12-month period beginning January 1 and ending December 31 of such year.

“Qualified Plan” means the RBC-U.S.A. Retirement and Savings Plan, as amended from time to time.

“Separation” means the separation of employment from the Employers or any Affiliate of an Employer, as the case may be, of a Participant, other than due to such Participant’s death or Disability pursuant to the terms set forth herein. Notwithstanding the foregoing, transfers of employment among the Employers and their Affiliates will not be a “Separation” for purposes of this Plan, and any separation from employment will not be a “Separation” unless it also constitutes a “separation from service” under Code Section 409A.

“Total Cash Compensation” means those items of an Employee’s compensation that are coded as “BenSal” in his or her Employer’s payroll system. Such items include, for example, base salary, commissions, cash bonuses, amounts vested and distributed under the Unit Award Plan and other cash-based nonqualified deferred compensation plans.

“Unit Award Plan” means the RBC Capital Markets Unit Award Plan or successor plan, as determined by the Business, that is in effect from time to time.

“Valuation Date” means the business day on which an Account Balance or distribution is valued. Valuation Dates for purposes of distributions described in SECTION 5 are the following dates (or, if such date does not fall on a business day, the next following business day):

(a) Section 5.2(a), In-Service Payment Date, the July 1 of each year that a distribution is due a Participant.

(b) Section 5.2(b), Separation, the July 1 of each year that a distribution is due a Participant.

(c) Section 5.2(c), Death:

(i) The later of: (A) the date of death, and (B) the date of such Participant’s final Voluntary Deferred Compensation contribution; and

(ii) For any contributions made after the date of death, the date of the final Company Contribution made on behalf of the deceased Participant; and

(iii) For any deemed dividends paid after the Participant’s death pursuant to Section 3.1(b), the dividend payment date.

(d) Section 5.2(c), Disability, the date that the Participant meets the definition of Disability, including the 12-month period of Disability requirement.

(e) Section 5.3, Change in Control, the date of the Change in Control.

“Vice President of Pension & Benefits” means the Company’s Vice President of Pension & Benefits (or his or her successor), and any person, entity or office to whom the Vice President of Pension & Benefits properly delegates any authority related to this Plan.

“Voluntary Deferred Compensation” means the portion or percentage of an Employee’s Gross Cash Compensation that the Employee elects to defer to the Plan in accordance with Section 2.2.

1.3 Rules of Interpretation. Whenever appropriate, words used herein in the singular may be read in the plural, or words used herein in the plural may be read in the singular; the masculine may include the feminine and the words “hereof,” “herein” or “hereunder” or other similar compounds of the word “here” mean and refer to this entire Plan and not to any particular paragraph or section of this Plan unless the context clearly indicates to the contrary. The titles given to the various sections of this Plan are inserted for convenience of reference only and are not part of this Plan and they will not be considered in determining the purpose, meaning or intent of any provision hereof. Any reference in this Plan to a statute or regulation will be considered also to mean and refer to any subsequent amendment or replacement of that statute or regulation.

SECTION 2

DEFERRALS AND DEEMED INVESTMENTS

2.1 Eligibility.

(a) Eligible Employees. Employees eligible to participate in the Plan are any of the select group of management or highly compensated employees of an Employer whose compensation or production otherwise exceeds a level deemed appropriate by the Company and who are invited to become Participants by the Business or the Company. For 2020, and for successive Plan Years, unless revised by the Company, the following individuals shall be Eligible Employees:

(i) Employees classified as “Financial Advisors” by their Employer and whose production levels for the preceding Fiscal Year qualify for President or Chairman Council.

(ii) Employees classified as “Branch Directors” by their Employer and whose production levels for the preceding Fiscal Year qualify for President or Chairman Council.

(iii) Employees whose employee class is other than “Financial Advisor” or “Branch Director” and who, for the preceding Measurement Year had Total Cash Compensation of at least $1 Million.

(iv) Employees hired during a Plan Year:

(1) Whose performance at their prior employer during the 12 months prior to their employment date with an Employer would have qualified such Employee for President or Chairman Council if they had performed such services while classified as Financial Advisors or Branch Directors by an Employer; or

(2) Who is subject to an offer letter or employment agreement that guarantees Gross Cash Compensation of at least $1 Million and their employee class is not “Financial Advisor” or “Branch Director.”

(v) Employees classified as “Members of the Global Asset Management Executive Committee” by their Employer.

(vi) Employees classified as “Investment Team Heads within the Global Asset Management Group” by their Employer.

(b) Ineligible Employees.

(i) Notwithstanding anything in the Plan to the contrary, the following individuals are ineligible to participate in the Plan, even if they satisfy any of the eligibility criteria described in Section 2.1(a):

(1) individuals who are classified as “Institutional Middle Market” by their Employer, and

(2) individuals who are employees of a “nonqualified entity,” as that term is described under Code Section 457A.

(ii) No Voluntary Deferred Compensation, Company Contributions or other benefits are available under the Plan for services rendered by an Employee:

(1) who is excluded pursuant to Section 2.1(b)(i);

(2) who is a resident of Canada for purposes of the Income Tax Act (Canada) throughout the period during which the services were rendered; or

(3) in Canada, or in connection with a business carried on by an Employer in Canada, or a combination thereof.

Notwithstanding Sections 2.1(b)(ii)(2) and (3), an officer of the Company who would otherwise be excluded under such sections shall nevertheless be eligible to participate in the Plan in the Company’s sole discretion, and Voluntary Deferred Compensation, Company Contributions and other benefits shall be available under the Plan for services rendered by any such officer who is invited to become a Participant by the Company.

2.2 Election to Voluntarily Defer Compensation. Eligible Employees may enroll in the Plan by electing to make Voluntary Deferred Compensation contributions for the next succeeding Plan Year.

(a) Gross Cash Compensation. Elections for Voluntary Deferred Compensation contributions of Gross Cash Compensation must be made no later than December 31 of the year immediately preceding the year in which such Voluntary Deferred Compensation will be earned; provided, however, that subject to such changes as may be determined by the Company, a new Employee who is eligible to participate in the Plan has 30 days from such Employee’s hiring date to submit an election for such Plan Year.

(b) Unit Award Plan Distributions. An Employee who is also a participant in the Unit Award Plan may elect to make Voluntary Deferred Compensation contributions of distributions from the Unit Award Plan, subject to the following:

(i) The deferral election must be made no later than within 30 days after the Employee performs the services that earn a contribution to the Unit Award Plan;

(ii) The deferral election must be for 100% of the distribution (exclusive of any FICA taxes owed on such distribution) from the Unit Award Plan that relates to such service period, provided, however, that only amounts that vest under the Unit Award Plan at least 12 months after the date the individual makes an election described in paragraph (i) above may be deferred into this Plan; and

(iii) No deferral will be made to this Plan if the individual is no longer considered an “Employee” or an employee of an Affiliate of an Employer.

(c) Effectiveness of Elections. For a given Plan Year, a written or online election to defer compensation is irrevocable after it is accepted by the Company. An election by an Employee who is first eligible to participate in the Plan during a given year becomes effective beginning the first day of the month following the date such election is submitted and accepted by the Company.

(d) Limits on Elections. The Business and Company have the discretion to limit the amount of Voluntary Deferred Compensation or the amount of Gross Cash Compensation that may be taken into account for making Voluntary Deferred Compensation contributions. The Company, which will accept input from the Business, will from time to time establish the maximum percentage of a Participant’s Gross Cash Compensation that he or she may elect to defer under the Plan.

(e) Payroll Deduction. Each payroll period for which a valid election is in place, the Voluntary Deferred Compensation will be deferred by payroll reduction.

2.3 Company Contributions. The Employers may make Company Contributions in such other amount as determined by the Business in its sole discretion. The Business will establish whether and the extent to which a Participant is eligible for a Company Contribution, which may vary from Employee to Employee and may be made based on any criteria. If an Employee is allocated a Company Contribution, his or her account will be deemed to have been allocated the amount of such Company Contribution on the date determined by the Business.

2.4 Investments. Plan contributions will be invested in the available hypothetical investments, described in SECTION 3, as follows:

(a) Deferred Compensation. On each Plan Year’s election, a Participant (or Employee for the first election) may choose the form of the hypothetical investment of his or her Voluntary Deferred Compensation and Company Contributions by electing to credit such deferrals for any Plan Year to one or more of the hypothetical investments established by the Committee. If a Participant fails to elect how deferrals are deemed to be invested, such deferred compensation will be deemed to be invested at the Plan Interest Rate.

(b) Investment Fund Exchanges. Subject to such rules as the Company, from time to time and in its sole and absolute discretion, may impose a Participant may elect to have all or a portion of his or her Account Balance transferred to any other type of hypothetical investment. Participants may initiate an investment fund exchange by submitting a request in writing to the Company in such form as the Company determines. Requests made during any month to exchange all or any portion of an Account Balance for another hypothetical investment will be honored at the time/times determined by the Company.

2.5 Participant Accounts. Accounts for Participants will be established for bookkeeping purposes only and will not be considered as, or as evidence of the creation of, a trust fund or a transfer or other segregation of assets for the benefit of the Participants or their estates. Such accounts will be established and credited with the appropriate amounts as provided for in the Plan as of the end of each business day, or in the case of any Company Contributions determined after the end of the Plan Year, on or around the first business day in January following the end of the Plan Year.

SECTION 3

INFORMATION CONCERNING INVESTMENT ALTERNATIVES

3.1 Company Common Shares.

(a) Company Common Shares. For any Plan Year, in connection with a Participant’s election to have a portion of his or her Voluntary Deferred Compensation and Company Contributions credited toward Company common shares, the applicable Participant’s account will be deemed to have been allocated the number of Company common shares, including fractional shares, resulting from dividing such portion of the Participant’s Voluntary Deferred Compensation and Company Contributions allocated to the investment in Company common shares by the closing price per Company common share on the NYSE as reported on the day of crediting.

(b) Dividends on Company Common Shares. At such times as the Company declares dividends on its common shares, an amount equal to the number of Company common shares credited to a Participant’s account on the record date multiplied by the declared dividend per share in U.S. dollars (such dividend to be calculated without taking into account any and all Canadian withholding taxes to which such dividend might be subject, if actually paid) will be credited, on the payment date, to such Participant’s account in cash (if dividends are paid in cash) or in Company common shares (if dividends are declared in common shares), or in such other property determined by the Company.

(c) Additional Purchases of Company Common Shares. All amounts credited to a Participant’s account as a result of cash dividends will be used on a daily basis (or on such other date as determined by the Company in its sole discretion) to purchase hypothetical Company common shares. The number of additional Company common shares credited to each Participant’s account after the end of each day due to the hypothetical purchases described in this paragraph will be equal to the number of Company common shares, including fractional shares, derived by dividing the total amount of cash credited to the Participant’s account as described in this Section 3.1 by the closing price per Company common share on the NYSE as reported on the date of the hypothetical purchase of the Company common shares credited to such Participant’s account under this Section 3.1.

3.2 Plan Interest Rate. Participants may elect to have all or a portion of their Voluntary Deferred Compensation and Company Contributions invested at the Plan Interest Rate.

3.3 Mutual Funds and GAM Funds.

(a) Mutual Funds and GAM Funds. A Participant may elect to have all or a portion of their Voluntary Deferred Compensation deemed invested in one or more Mutual Funds and/or GAM Funds. A Participant may elect to have all of his or her Company Contributions deemed invested in such Mutual Funds and/or GAM Funds. Such Participant’s account will be allocated the number of units (including fractional units) of a Mutual Fund and/or GAM Fund equal to the portion of his or her Account Balance allocated to investments in Mutual Funds and/or GAM Funds divided by the Mutual Fund Price and/or GAM Fund Price, as applicable.

(b) Interest or Dividends on Mutual Funds and/or GAM Funds. On each Fund Addition Date, a determination will be made as to the number of units (including fractional units) of the Mutual Fund and/or GAM Fund that will be credited to a Participant’s account as of the Fund Addition Date. On the Fund Addition Date, an amount equal to the number of units of the Mutual Fund and/or GAM Fund credited to a Participant’s account multiplied by the amount of the interest or dividend per unit of the Mutual Fund and/or GAM Fund will be credited to such Participant’s account, or other fund determined by the Committee. Interest payments or other distributions will be deemed reinvested in additional units of the Mutual Fund and/or GAM Fund at prevailing market prices on the Fund Addition Date.

3.4 Valuation. Except for changes resulting from plan investment fund exchanges described in Section 2.4(b), the notional value of a Participant’s accounts will be updated daily through the applicable Valuation Date to reflect any increases or decreases in the value of the Participant’s hypothetical investment.

The account of a Participant with a hypothetical investment in Mutual Funds and/or GAM Funds will be debited by an amount representing a quarterly fee. The amount of the quarterly fee will be determined by multiplying the value of the Participant’s hypothetical investment in such funds, as described above, by a decimal determined by the Company. The Company will from time to time review this calculation and may change the decimal factor used in this calculation.

SECTION 4

VESTING

4.1 Vesting of Voluntary Deferred Compensation. All Voluntary Deferred Compensation recorded in a Participant’s account will be fully vested at all times.

4.2 Vesting of Company Contributions. Company Contributions in a Participant’s account will vest on the date or dates determined by the Business, in its sole discretion. The Business will announce any prospective change in the vesting schedule with respect to Company Contributions (and the related investment returns, if any) prior to December 31 of the year preceding each new Plan Year. Unless otherwise amended by the Business, all time period measurements for the vesting schedules established by the Business will begin on January 1 of the Plan Year following the Plan Year to which a Company Contribution relates. Notwithstanding the foregoing, a Participant’s Company Contributions will immediately vest in full upon:

(a) the death or Disability of such Participant while an employee of an Employer or an Affiliate of an Employer;

(b) the date of Separation of a Participant who, prior to Separation, has entered into a RBC Heritage Transition Plan with the Private Client Group, provided that such vesting shall be accelerated only for Company Contributions that the Business deems as other than retention, back-end recruiting or front-end recruiting, unless a separate agreement between the Participant and an Employer provides otherwise; or

(c) the date of Separation of a Participant who is classified by his or her Employer as a Complex Director and who has been offered, at the Employer’s discretion, to enter into, and who has actually entered into, a non-competition, non-solicitation and related agreement (the “Restrictive Covenants Agreement”) of at least one year in the form then approved by the Company and/or Business; provided that such vesting shall be accelerated only for Company Contributions that the Business deems as other than retention bonuses, back end recruiting bonuses or front end recruiting bonuses, unless a separate agreement between the Participant and an Employer provides otherwise; provided further that for any resident of California, North Dakota, Oklahoma or any other jurisdiction as determined by the Company who enters into a Restrictive Covenants Agreement, such date shall be the later of the first anniversary of the date such Participant enters into the Restrictive Covenants Agreement or the first anniversary of the Participant’s Separation (subject to the Participant’s adherence to the terms therein until such date).

4.3 Termination For Cause. Notwithstanding anything to the contrary in this SECTION 4, if a Participant is involuntarily terminated for Cause from an Employer or an Affiliate of an Employer at any time prior to the distribution of his or her Account Balance, upon such Participant’s Separation, all or a portion of his or her Account Balance related to Company Contributions and related investment returns, as determined by the Company in its discretion, shall be forfeited, regardless of whether the vesting schedule has otherwise been satisfied with respect to such shares or assets, and the proceeds thereof will be deemed returned to the Company. The Company may also, in its discretion, seek the recoupment of Company Contributions, and related investment returns, paid to the Participant prior to his or her termination for Cause, including, without limitation, by offsetting other amounts payable under this Plan at the time of termination, subject to Code Section 409A and other applicable law. The Company has full discretionary authority to determine whether a Participant was terminated for Cause, and, if (a) a Participant has a voluntary Separation, and (b) the Company thereafter determines that the Participant could have been involuntary terminated by an Employer or an Affiliate of an Employer for Cause, then the Participant will be treated as though he or she was involuntarily terminated for Cause for all purposes of this Plan.

4.4 Change in Control. In the event of a Change in Control of a Participating Subsidiary, each Participant who is employed by such Participating Subsidiary immediately prior to the date on which the Change in Control is consummated and who, due to the Change in Control (as determined by the Company), is no longer employed by an Employer immediately after the Change in Control will become vested in his or her Company Contributions as follows:

(a) Minimum Vesting. The unvested portion of each affected Participant’s Company Contributions will be vested pro rata, based on the period of time that has elapsed from the effective date of the contribution to the date of the Change in Control relative to the total vesting period related to such contribution. Before a Change in Control event, the Company will establish a reasonable method for calculating the pro rata portion of each affected Participant’s Account Balance.

(b) Discretionary Vesting. The Board has the discretionary authority to vest any amount held in an affected Participant’s account that remains unvested after the application of paragraph (a) above. In making its determination, the Board may consider the terms of the transaction governing the Change in Control, the financial impact on the Employers, and any other factors it deems relevant to its determination.

4.5 Forfeitures. Except as otherwise specifically set forth herein, all Company Contributions and related deemed investment returns that are not vested on the Participant’s Separation date will be deemed forfeited, and such Participant’s account will be appropriately reduced.

SECTION 5

DISTRIBUTIONS

5.1 Distributions. Except as otherwise described below, upon electing to participate in the Plan for a Plan Year, a Participant will also make an election with respect to the timing of the payment of the amounts credited to such Participant’s account for such Plan Year.

5.2 Distribution Dates.

(a) Distribution Pursuant to the In-Service Payment Date. If the Participant selected an In-Service Payment Date, then, subject to this SECTION 5 and any other terms and conditions the Company may impose, distributions will be made in a single payment in the specified year promptly after, but in no event after the 90th day following, July 1 of such year. The Participant’s account will be valued as of the Valuation Date on or immediately preceding the distribution date. With the consent of the Company, a Participant may change the In-Service Payment Date pursuant to the procedures established by the Company and the restrictions under Code Section 409A, which generally require making a written or online request more than 12 months in advance of the In-Service Payment Date and selecting a new In-Service Payment Date that will occur at least five years after the originally selected date.

(b) Distribution on Separation.

(i) If distribution is made due to Separation, distributions will be made in either a lump sum payment or in installments, as selected by the Participant on his or her election. Available forms of distribution include:

(1) Unless item (2) below applies, distributions made due to a Separation, shall be made as elected by the Participant at the time of the deferral. Such available forms of distribution shall include a lump sum payment and substantially equal annual installments for up to ten years.

(2) For Voluntary Deferrals, Company Contributions, and investment returns thereon that are attributable to services performed before January 1, 2013, distribution upon a Separation shall be:

(A)	in a single lump sum; or

(B)

in substantially equal annual installments for up to ten years if, at the time of such Separation, the Participant’s combined age and years of employment (as determined using the service rules set forth in the Qualified Plan) with the Employers equals 60.

(ii) Any single lump sum payment and the first installment of any series of installment payments will be made promptly after, but in no event after the 90th day following, the July 1 of the Plan Year that begins following the year of Separation, and each annual installment will occur promptly after, but in no event after the 90th day following, the July 1 of each year thereafter. Subject to reduction as set forth in clause (i) above, each installment will be equal to a fraction of all vested amounts deemed allocated to the Participant’s account, the numerator of such fraction being one and the denominator being the number of installments remaining to be paid. For example, if the Participant has elected five annual installments, the first installment will be equal to one-fifth of the Participant’s total vested Account Balance on the date such Account Balance is valued for purposes of the first payment date and the second installment will be equal to one-fourth of the Participant’s account on the date such account is valued for purposes of the second payment date, etc.

(iii) If the Participant did not indicate a distribution date on his or her election, or if the election was not timely filed, then distribution of the Account Balance will be made promptly after, but in no event after the 90th day following, the July 1 immediately after the date of vesting or, for Voluntary Deferred Compensation, on the July 1 following the Plan Year in which the Separation occurs.

(iv) Distributions pursuant to this section will be made pro-rata from all of a Participant’s hypothetical investments, and the Participant’s account will be valued as of the Valuation Date on or immediately preceding the distribution date.

(v) For purposes of Code Section 409A, each installment payment will be treated as a separate single payment.

(c) Distributions Following Death or Disability. Distributions following death will follow the procedures set forth in Section 5.5. Distributions following Disability will be made in a single payment to the Participant promptly after, but in no event after the 90th day following, the date the Participant satisfies the definition of Disability. The Participant’s account will be valued as of the Valuation Date on or immediately preceding the distribution date.

5.3 Distribution Due to a Change In Control. If, as a result of a Change in Control, a Participant’s employer that is a Participating Subsidiary ceases to be a Participating Subsidiary under the Plan, each Participant who is employed by such Participating Subsidiary immediately prior to the date on which the Change in Control is consummated and who, due to the Change in Control (at the determination of the Company), is no longer employed by an employer that is a Participating Subsidiary immediately after the Change in Control will receive his or her vested Account Balance on the date on or promptly after, but in no event after the 90th day following, the date the Change in Control is consummated. The Participant’s account will be valued as of the Valuation Date on or immediately preceding the distribution date.

5.4 Form of Distributions. A Participant’s Account Balance will be distributed in cash, less the amount of cash needed to satisfy withholding requirements with respect to all applicable federal, state and local taxes.

5.5 Distributions to Beneficiaries. Distribution of the Account Balance, based on the Valuation Date, of a Participant who dies before any payment to such Participant is made will be made to such Participant’s beneficiary in a single lump sum provided that the Company has received a copy of the death certificate and completed distribution forms and considers such certificate and forms to be in good order. If the Participant dies after payments have commenced but before distribution is completed, the Participant’s remaining Account Balance will be distributed to the Participant’s beneficiary in lump sum after the Participant’s death. For purposes of complying with Code Section 409A, such distribution will occur by the end of the calendar year in which the death occurs or by the fifteenth day of the third month following the date of death, if later. Notwithstanding the foregoing sentence, if the Company is not timely notified of the death of the Participant and therefore cannot reasonably begin or make payments by the distribution deadline required by Code Section 409A, a lump sum distribution will be made to the beneficiary as soon as possible following the Company’s receipt of the death notification, distribution forms, and death certificate in good order, subject to any tax, interest, and penalties imposed by Section 409A.

5.6 Designation of Beneficiary. Each Participant has the right to designate in writing or on-line, in form satisfactory to the Company, one or more beneficiaries to receive the unpaid vested balance of the Participant’s account in the event of such Participant’s death, and may change or revoke any prior beneficiary designation by a similar instrument in writing. Any beneficiary designation must be received by the Company before the Participant’s death. Any beneficiary designation of a Participant’s spouse will be made void in the event of a divorce. If a Participant fails to designate a beneficiary or, having revoked a prior beneficiary designation, fails to designate a new beneficiary, or in the event the Participant’s beneficiary designation fails, in whole or in part, by reason of the prior death of a designated beneficiary, divorce or for any other cause, then the undistributed vested balance of the Participant’s account, or the portion thereof as to which such designation fails, as the case may be, will be paid to the Participant’s spouse, or if none, the Participant’s estate.

5.7 Disclaimers by Beneficiaries. A beneficiary entitled to a distribution of all or a portion of a deceased Participant’s accounts may disclaim his or her interest therein subject to the following requirements. To be eligible to disclaim, a beneficiary must be a natural person, must not have received a distribution of all or any portion of such accounts at the time such disclaimer is executed and delivered, and must have attained at least 21 years of age as of the date of the Participant’s death. Any disclaimer must be in writing and must be executed personally by the beneficiary before a notary public. A disclaimer will state that the beneficiary’s entire interest in the undistributed accounts is disclaimed or will specify what portion thereof is disclaimed. To be effective, duplicate original executed copies of the disclaimer must be both executed and actually delivered to the Company after the date of the Participant’s death but not later than 180 days after the date the Company has actual knowledge of the Participant’s death. A disclaimer will be irrevocable when delivered to the Company. A disclaimer will be considered to be delivered to the Company only when actually received by the Company. The Company will be the sole judge of the content, interpretation and validity of a purported disclaimer. Upon the filing of a valid disclaimer, the beneficiary will be considered not to have survived the Participant as to the interest disclaimed and any distribution made to the beneficiary will be reversed. A disclaimer by a beneficiary will not be considered to be a transfer of an interest in violation of the provisions of SECTION 6 and will not be considered to be an assignment or alienation of benefits in violation of any law prohibiting the assignment or alienation of benefits under this Plan. The Company will not recognize any other form of attempted disclaimer.

5.8 Federal Income Tax.

(a) Tax Consequences of Participating in the Plan. The Plan provides that the election to defer any portion of a Participant’s compensation, and the establishment of a fixed date or schedule for payment, is made prior to the performance of the personal services for an Employer to which the compensation relates. Accordingly, the Company believes that Participants are not expected to recognize either the deferred amounts or the Company Contributions as ordinary income for federal income tax purposes until such amounts are actually paid or distributed to them by the Company; provided, that such amounts may still be subject to FICA taxes when deferred to the Plan or become vested under the Plan. Similarly, the Company is not expected to be allowed any income tax deduction on account of the Plan until, and for its taxable year in which, a Participant recognizes ordinary income hereunder, to the extent such amount satisfies the general rules concerning deductibility of compensation. As described above and in Section 5.9 below, it is expected that the Company will be required to withhold or otherwise collect income and other payroll taxes upon such amounts as required under Code Section 3402 and certain other Code sections.

(b) Payment Acceleration for Employment Taxes. Notwithstanding any provision of the Plan to the contrary, to the extent the Company cannot withhold FICA taxes from a Participant’s regular payroll checks to cover the FICA taxes owed by a Participant on Company Contributions as they vest, the Company will accelerate distributions under the Plan as necessary to pay such FICA tax. In no event may the amount of the acceleration exceed the aggregate of the FICA taxes owed by such Participant that cannot be withheld from the Participant’s regular payroll.

(c) Compliance with Code Section 409A. Except as specifically provided in Section 5.5, notwithstanding any provision of the Plan to the contrary, the provisions of the Plan shall be administered, interpreted and construed in accordance with Code Section 409A, the regulations and other binding guidance promulgated thereunder (or disregarded to the extent such provisions cannot be so administered, interpreted or construed). It is intended that distribution events authorized under the Plan qualify as permissible distribution events for purposes of Code Section 409A, and the Plan shall be interpreted and construed accordingly in order to comply with Code Section 409A, the regulations and other binding guidance promulgated thereunder. Accordingly, if a Participant is a specified employee for purposes of Code Section 409A and a payment subject to Code Section 409A to the Participant is due upon separation from service, such payment shall be delayed for a period of six (6) months after the date the Participant separates from service (or, if earlier, the death of the Participant). The Company reserves the right to accelerate, delay or modify distributions to the extent permitted under Code Section 409A. Notwithstanding any provision of the Plan to the contrary, in no event shall the Committee or the Board of Directors of the Company (or any member thereof), or the Company (or its employees, officers, directors, or affiliates) have any liability to any Participant (or any other person) due to the failure of the Plan to satisfy the requirements of Code Section 409A or any other applicable law.

(d) Participants Should Consult Their Tax Advisors. Due to the complexity of the applicable provisions of the Code, this summary of certain federal income tax consequences sets forth only the general tax principles affecting the Plan. These general tax principles are subject to changes that may be brought about by subsequent legislation or by regulations and administrative rulings, which may be applied on a retroactive basis. Neither the Company nor any Participating Subsidiary has obtained, and as a result of various provisions the Plan is not eligible for, a ruling from the Internal Revenue Service regarding the federal income tax consequences associated with participation in the Plan. Participants may be subject to state or local income taxes as a result of their election to defer compensation pursuant to the Plan, and Participants should refer to the applicable laws in those jurisdictions. Accordingly, each Plan Participant should consult his or her own tax counsel on questions regarding tax liabilities arising upon any election to defer compensation pursuant to the Plan and any distributions made to such Participant pursuant to the Plan.

5.9 Tax Withholding. All distribution payments will be treated as wages for tax purposes and therefore will be made net of all applicable income, FICA tax (to the extent not already withheld at the time of deferral or at vesting), payroll and other taxes required to be withheld. In connection with any event that gives rise to a federal or other governmental tax withholding obligation on the part of the Company or any of its Affiliates relating to amounts under the Plan (including, without limitation, FICA tax), (a) a Participant’s employer may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to a Participant, whether or not pursuant to the Plan, or (b) the Company will be entitled to require that the Participant remit cash to the Company, his or her employer or any of its Affiliates (through payroll deductions or otherwise), in each case in an amount sufficient in the opinion of the Company to satisfy such withholding obligations.

5.10 ERISA Matters. Although the Plan is not intended to be a tax-qualified plan under Code Section 401, the Plan might be determined to be an “employee pension benefit plan” as defined by ERISA. If the Plan is determined to be an “employee pension benefit plan,” the Company believes that it constitutes an unfunded plan of deferred compensation maintained for a select group of management or highly compensated employees and, therefore, exempt from many ERISA requirements. A statement has been filed with the Department of Labor to comply with ERISA reporting and disclosure requirements.

SECTION 6

SPENDTHRIFT PROVISIONS

Neither any Participant nor the personal representative of any Participant has any transferable interest in the Participant’s account or any right to anticipate, alienate, dispose of, pledge or encumber the same prior to actual receipt of payments in accordance with the rules described in SECTION 4 and SECTION 5, nor will the same be subject to attachment, garnishment, execution following judgment or other legal process instituted by creditors (including current or former spouses) of the Participant or the personal representative of the Participant.

SECTION 7

ADMINISTRATION

7.1 The Company. The Plan will be administered by the Company. The Company has the full power and sole discretionary authority to make all determinations provided for in the Plan, including, without limitation, promulgating rules and regulations as the Company considers necessary or appropriate for the implementation and management of the Plan as well as rules to address potential conflicts of interest and determination of a termination of employment due to Cause under Section 4.3; provided that the Board of Directors of the Company also has the full power and discretionary authority to make determinations with respect to all provisions of the Plan. The decision or action of the Company, or its appropriate representative, as applicable, with respect to any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations promulgated hereunder shall be final, conclusive and binding upon all persons having any interest in the Plan. To further these administrative provisions, to the extent that the Company has rights or obligations under this Plan such rights or obligations may be performed by any person, entity or office, including employees with compensation and benefits responsibilities or employees of a Participating Subsidiary, in each case who are authorized by an officer of the Company with respect to this Plan. More information about Plan administration may be obtained by calling US HRSC at 1 (866) 477-3783.

7.2 Claims Procedure. If any Participant or his or her estate is in disagreement with any determination that has been made for payment under this Plan, a claim may be presented to the Company in accordance with procedures set forth in this SECTION 7.

7.3 Making a Claim. The claim must be written and must be delivered to the Company within 90 days of the date on which the Participant or beneficiary knows or should have known of his or her claim for benefits. Within 90 days after the claim is delivered, the claimant will receive either: (a) a decision or (b) a notice describing special circumstances requiring a specified amount of additional time (but no more than 180 days from the day the claims as delivered) to reach a decision.

In the event of an Adverse Benefit Determination, the claimant will receive a written or electronic notice specifying: (a) the reasons for the determination; (b) the Plan provisions on which the Adverse Benefit Determination is based; (c) any additional information needed in connection with the claim and the reason such information is needed; and (d) a description of the Plan’s review procedures, including a statement of the Participant’s right to bring a civil action under ERISA Section 502(a) following an Adverse Benefit Determination upon appeal. Notice of the claimant’s right to request a review (as described in Section 7.4) will also be given to the claimant.

7.4 Requesting Review of a Denied Claim. A claimant may request that a denied claim be reviewed. The request for review must be written and must be delivered to the Vice President of Pension & Benefits within 60 days after claimant’s receipt of written or electronic Adverse Benefit Determination. A request for review may (but is not required to) include issues and comments that the claimant wants considered in the review, even if such information was not provided in the initial request for benefits. The claimant may examine pertinent Plan documents, including the records and other documentation, by asking the Vice President of Pension & Benefits for such documents. Within 60 days after delivery of a request for review, the claimant will receive either: (a) a decision; or (b) a notice describing special circumstances requiring a specified amount of additional time (but no more than 120 days from the day the request for review was delivered) to reach a decision.

The Vice President of Pension & Benefits may require the claimant to submit such additional facts, documents or other material as it deems necessary or advisable in making its review. The Vice President of Pension & Benefits will notify the claimant in writing or electronically of its decision. If the Adverse Benefit Determination is confirmed in whole or in part, the communication will set forth: (a) the specific reasons for the decision; (b) the specific references to the Plan provisions on which the decision is based; (c) a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all documents, records, or other information relevant to the claim; and (d) a statement regarding the claimant’s right to bring an action under ERISA Section 502(a).

7.5 In General. All decisions on claims and on reviews of denied claims will be made by the Vice President of Pension & Benefits. The Vice President of Pension & Benefits also reserves the right to delegate its authority to make decisions. The Vice President of Pension & Benefits may, in its discretion, hold one or more hearings. If a claimant does not receive a decision within the specified time, the claimant should assume the claim or appeal was denied on the date the specified time expired. The claimant may, at the claimant’s own expense, have an attorney or other representative act on behalf of the claimant, but the Vice President of Pension & Benefits reserves the right to require a written authorization.

No action at law or in equity may be brought to recover benefits or otherwise enforce the provisions of the Plan unless the Participant or beneficiary has exhausted all remedies under this SECTION 7. Any action brought after exhaustion of such remedies must be brought within ninety

(90) days after the Participant or beneficiary has received final notice of an Adverse Benefit Determination under Section 7.4.

SECTION 8

OTHER ADMINISTRATIVE MATTERS

8.1 Reporting. As soon as administratively feasible after each calendar quarter end, the Company will prepare and make available to each Participant a report showing (a) the amounts credited to the Participant’s account since the last report from the Company, and (b) the amounts of any distributions made since the last report. At its discretion, the Company may prepare and make available more frequent reports to Participants.

8.2 Plan Obligor; Status as Unsecured General Creditors.

(a) The Company will be the Plan Obligor with respect to distributions from all accounts.

(b) All Participants are general unsecured creditors of the Plan Obligor with respect to amounts payable pursuant to distributions from the accounts.

As such, Participants and their estates will not have any secured or preferred interest by way of trust, escrow, lien or otherwise in any specific assets, of the Employers. The Plan does not require that any hypothetical investments under this Plan be funded by the Company. If the Plan Obligor, in its discretion, elects to set aside monies or other assets to meet its obligations under the Plan (there being no obligation to do so) through the creation of a trust or otherwise, such monies or other assets will be subject to the claims of its general creditors, and neither any Participant nor any beneficiary of any Participant will have a legal, beneficial or security interest therein.

8.3 Disclaimer of Employment and Bonus Rights. The Plan is not a contract for employment and does not grant any employee the right to be retained in the employment of the Employers or to obtain any compensation. Upon dismissal or severance of employment, no Participant will have any right or interest under the Plan, other than as specifically provided herein.

8.4 Administrative Expenses of the Plan. Participants will be responsible for all administrative expenses incurred with respect to this Plan and for all administrative expenses and other fees of this Plan (to the extent such expenses are not paid by the Company), including the costs of outsourced record-keeping (which expenses will be deducted proportionately among Participants’ accounts).

8.5 Voting Rights. Participants’ accounts under the Plan are bookkeeping accounts and, accordingly, Participants will not have any voting rights with respect to any common shares or any units or other interests in Mutual Funds and/or GAM Funds deemed allocated to any Participant’s account.

8.6 Governing Law. This instrument has been executed and delivered in the State of Minnesota and has been drawn in conformity to the laws of that state to the extent not preempted by federal law and will be construed and enforced in accordance with the laws of the State of Minnesota.

SECTION 9

AMENDMENT OR TERMINATION

9.1 Amendments to and Termination of Plan. The Plan may be amended from time to time or terminated at any time by the Company. Amendments may include, without limitation, (a) ensuring that neither the Plan Obligors nor the Participants are subject to adverse Canadian or United States tax consequences, (b) modifying the form of distribution of Participants’ accounts and (c) such other amendments as deemed necessary or desirable; provided, however, that no such amendment or termination will have the effect of (i) reducing the vested portion of amounts already credited to a Participant’s account; (ii) extending the time of distribution of such Participant’s accounts, without the consent of such Participant and only in a manner permitted by Code Section 409A; or (iii) causing a violation of Code Section 409A. In the event of a termination of the Plan, all accounts will be deemed vested and amounts credited thereto will be distributed to Participants in accordance with the distribution guidelines under Code Section 409A.

9.2 Merger. The Company may cause all or part of this Plan to be merged with all or a part of any other nonqualified deferred compensation plan maintained by any company. If the Company agrees to such a merger, the Company will specify in writing the terms and conditions of such merger and may obtain such consents and agreements as it deems necessary or desirable.

9.3 Applicability to Successors. This Plan will be binding upon and inure to the benefit of the Company and to the extent that the Company is a Plan Obligor under the Plan for any accounts, the Participating Subsidiaries, their successors and assigns, each Participant, his or her personal representatives and any beneficiaries. If the Company becomes a party to any merger, consolidation or reorganization, this Plan will remain in full force and effect as any obligation of the Company or its successors in interest.